Investor Presentation February 2011 Free Writing Prospectus Filed Pursuant to Rule 433 Dated February 4, 2011 Registration Statement Nos. 333-148505 and 333-148505-01

FLOORPLAN SECURITIZATION FREE WRITING PROSPECTUS Registration Statement Nos. 333-148505 & 333-148505-01 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll free 1-800-503-4611.

FLOORPLAN SECURITIZATION U.S. FLOORPLAN BUSINESS OVERVIEW Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships and delivers a consistent source of profitability Financing is provided to dealerships in the United States, primarily Ford-franchised dealers selling Ford and Lincoln products Floorplan financing is primarily provided for factory purchases of new vehicles directly from the manufacturer - approximately 90%. In-transit vehicles account for approximately 19% of this number as of December 31, 2010 Floorplan financing is also provided for used vehicles, including off-lease vehicles, customer trade-ins and auction purchases Ford Credit's floorplan financing share is 81% of Ford and Lincoln dealers Ford Credit also provides in-transit financing to all Ford and Lincoln dealers

FLOORPLAN SECURITIZATION FORD CREDIT FLOORPLAN FINANCE TERMS Advance rates New (untitled) vehicles - 100% of invoice amount, including destination charges and dealer holdback Auction vehicles - auction price plus auction fee and transportation costs (if arranged by auction or third-party) Used vehicles - up to 100% of wholesale value (as determined by selected trade publications) Interest rate Generally, prime rate plus 1.5% for new vehicles and prime rate plus 2.0% for used vehicles Prime rate floor of 4% Payment terms Principal due generally upon sale of related vehicle Interest and other administrative charges payable monthly in arrears

FLOORPLAN SECURITIZATION FLOORPLAN TRUST LEGAL STRUCTURE Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Series 2006-4 Notes (Public - Term) Series 2006-6 Notes (Private - VFN) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Series 2010-1 Notes (144A - Term) Wells Fargo Bank, N.A. (Back-up Servicer) Series 2009-2 Notes (Public - Term) Ford Credit Floorplan Master Owner Trust A (MOTA - Issuer) Series 2010-2 Notes (144A - Term) Series 2006-1 Notes (Private - VFN) Series 2010-3 Notes (144A - Term) Series 2010-4 Notes (Private - VFN) Series 2010-5 Notes (Public - Term)

FLOORPLAN SECURITIZATION FLOORPLAN FUNDING OVERVIEW Securitization is the primary funding source for Ford Credit's floorplan financing business - first securitized in 1992: The current master owner trust structure was developed in 2001 Since then, multiple series have been issued Funding as of December 31, 2010 Funding as of December 31, 2010 Outstanding Term Notes: Outstanding Variable Funding Notes: Series 2006-4: 5-year Notes, $2.25 billion Series 2009-2: 3-year Notes, $1.50 billion Series 2010-1: 3-year Notes, $1.48 billion Series 2010-2: 5-year Notes, $0.25 billion Series 2010-3: 5-year Notes, $1.13 billion Series 2010-5 3-year Notes, $0.59 billion Series 2006-1: $0.00 billion of $2.15 billion Series 2006-6: $0.60 billion of $1.50 billion Series 2010-4: $0.15 billion of $0.50 billion Total Term Notes: $7.20 billion Total Variable Notes: $0.75 billion of $4.15 billion Total Funding $7.95 billion Total Assets $11.62 billion Unfunded Assets $1.70 billion

FLOORPLAN SECURITIZATION FLOORPLAN FUNDING -- SERIES HIGHLIGHTS The primary asset of the Trust is a revolving pool of receivables originated in connection with the purchase and financing by motor vehicle dealers of their new and used car, truck and utility vehicle inventory Master owner trust structure Dealers diversified geographically across the United States 2% concentration limit for each dealer or dealer group (5% for AutoNation, Inc.) Recent structural changes: Added payment rate trigger layer of 25% (if this trigger is breached, subordination factor steps up 4 ppts. or reserve fund increases by same amount as required subordination increase) Reduced required transferor interest from 4% to 0% Reduced concentration limit from 6% to 2% of manufacturers rated lower than BBB+, BBB+, Baa1 from S&P, Fitch and Moody's, respectively Hard credit enhancement (% of receivables): 2010-5 2010-3 2010-1 2009-2 2006-4 Class B Notes 2.00% 2.00% 5.00% - 5.00% Class C Notes 7.50% 7.50% 7.50% - - Class D Notes 3.50% - - - - Required Subordinated Amount 12.00% 19.50% 19.50% 32.00% 10.50% Required Reserve Fund 0.88% 0.81% 0.81% 0.68% 0.90% Total AAA Enhancement 25.88% 29.81% 32.81% 32.68% 16.40%

FLOORPLAN SECURITIZATION FLOORPLAN FUNDING -- 2010 HIGHLIGHTS Series 2010-1 floating rate notes issued in January $1.5 billion note with weighted average life of 2.93 years Deal was upsized from $500 million Cash buyers comprised 55% of the deal Sold entire classes of subordinate Class B and Class C notes demonstrating that floorplan investor demand exists outside of TALF Series 2010-2 fixed rate notes issued in February $250 million note with weighted average life of 5.03 years First non-TALF floorplan transaction for Ford Credit Breakthrough deal with respect to duration and unhedged fixed interest rate Sold down to the Class C notes further demonstrating that floorplan investor demand exists outside TALF Series 2010-3 floating/fixed rate notes issued in March $1.1 billion note with weighted average life of 4.93 years Deal was upsized from $500 million Sold entire classes of subordinate Class B and Class C notes Series 2010-5 floating/fixed rate notes issued in October $0.59 billion note with weighted average life of 2.94 years Sold subordinate Class B notes

Average monthly principal payment rate for the three immediately preceding collection periods is less than 21% The cash balance in the Excess Funding Account exceeds 30% of the outstanding principal balance of all series notes for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy of the depositors, Ford or Ford Credit (Chapter 7 or Chapter 11) FLOORPLAN SECURITIZATION KEY AMORTIZATION TRIGGERS

FLOORPLAN SECURITIZATION HISTORICAL TRUST PRINCIPAL PAYMENT RATES Payment Rate Payment Rate Triggers 3 Month Average of Monthly Principal Payment Rate Oil and Credit Crisis / Global Recession Principal Payment Rate Derived Days Supply from Payment Rate Inventory Management "Cash for Clunkers" Program

FLOORPLAN SECURITIZATION HISTORICAL TRUST BALANCE Trust Balance (Excluding EFA) Cash Funding Required as a Result of Low Trust Balance Required Pool Balance Excess Funding Account has been funded periodically as a result of plant shutdowns and customer incentive programs "Friends and Family" Sales Promotion Billion Memo: As of December 31, 2010, the Trust balance was $11.62 billion

Technology and Judgment Combine to Minimize Losses Judgment Knowledge Experience Intellect Analysis Low Variability Consistent Approvals and Risk Management High Quality Decisions Centralized Process/Documentation Technology Speed Efficiency Control Commonality Process Discipline Accountability FLOORPLAN SECURITIZATION ORIGINATION AND SERVICING ENGINE

FLOORPLAN SECURITIZATION UNDERWRITING -- DEALER RISK RATING A proprietary scoring model is used to assign a risk rating to each dealer Dealer risk ratings are categorized into the following groups: Group I - strong to superior financial metrics Group II - fair to favorable financial metrics Group III - marginal to weak financial metrics Group IV - poor financial metrics including dealers classified as uncollectible Other - Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's ability to meet its financial obligations Key indicators include capitalization and leverage, liquidity and cash flow, profitability and credit history Risk rating is based on the dealership and does not take into account the personal guarantees or net worth of the owners The scoring model is validated annually to ensure integrity and performance of the model and was last updated in December 2008 Provides improved ability to rank order dealers and improved predictability of status declaration Monthly Accounts Review (MAR) Provides monthly risk rating for each dealer which determines appropriate action plan

FLOORPLAN SECURITIZATION HISTORICAL DEALER RISK RATINGS * Other includes dealers that have no dealer risk rating, generally because Ford Credit only provides in-transit financing for such dealer Percent of Receivables U.S. Wholesale Portfolio Dealer Risk Ratings

Liquidation Monitor FLOORPLAN SECURITIZATION DEALER CREDIT STRATEGY Dealers Watch Report Status MAR directed action plans Monitor Payoffs Aged Inventory Overline Report Financial Statements Monthly Accounts Review Statistical analysis of dealer financial and floorplan trends to identify mitigating actions required Dashboard - Medium to Low Risk Trigger based action plans Watch Report - Medium to High Risk Formal review and action plans which may include accelerated physical audits Intensive Care Unit (ICU) - High Risk More experienced risk team Increased intensity surrounding action plans and timelines Status On-site control Focus on asset protection Liquidation Focus on loss mitigation Risk Rating Credit File Review Dashboard Trend Report No Further Action Monthly Accounts Review (MAR) Dashboard ICU

FLOORPLAN SECURITIZATION DEALER CREDIT STRATEGY - INVENTORY AUDITS DEALER CREDIT STRATEGY - INVENTORY AUDITS DEALER CREDIT STRATEGY - INVENTORY AUDITS Physical audits are performed on a dealer's inventory based on risk rating Ford Credit engages a third-party vendor to perform on-site vehicle inventory audits Ford Credit maintains a robust quality assurance process to monitor the vendor's performance Ford Credit performs the reconciliation of the audit Dealer receives no advance notice Strict restrictions on how often the same auditor may lead a dealer's audit Immediate payment is required for any sold vehicle for which Ford Credit has not been paid

Other Captive Finance Company Benefits Access to monthly dealer financial statements allows monitoring of dealer fiscal strength Aligned sales, production and inventory objectives between Ford and Ford Credit Onsite dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on all aspects of the business "Blueprint for Success" - Comparative dealership benchmarking FLOORPLAN SECURITIZATION CAPTIVE FINANCE COMPANY BENEFITS 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Motor Company Dealer Information on "SOLD" vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Release of title Warranty registration Manufacturer incentives Integrated Systems Enable Real Time Controls 2. 3.

If Ford Credit discovers any issues when monitoring a dealer, it may: Increase audit frequency Review curtailment options and advance rates Suspend credit lines Schedule a working capital audit Schedule a field credit review Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring File liens on property of guarantors Require consignment agreements if not already in place Discuss with the Ford sales division FLOORPLAN SECURITIZATION FORD CREDIT ACTIONS

FLOORPLAN SECURITIZATION STATUS DECLARATION A dealer status is declared when: Dealer does not satisfy a sold out of trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Any other circumstances that warrant immediate action Once a status is declared Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue demand for payment letters If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: Transfer of vehicles to other dealers Transfer of vehicles to the manufacturer Sale of vehicles at auction

Real Estate Holding Company Secondary Collateral Dealership (Borrower) Holding Company Dealer Principal Assets Stocks, bonds, cash Non-dealership real estate Other assets, for example, boat, plane, jewelry and furniture Assets Unfloored used inventory Furniture, fixtures, and equipment Dealership net worth Primary Collateral Financed new and used vehicles Assets Land Buildings Secondary Collateral Secondary Collateral Personal Guarantees on majority of dealers The underlying value of vehicles is the primary collateral supporting dealer floorplan balances For most dealers, Ford Credit also obtains additional coverage in the form of dealership adjusted net worth, personal guarantees and real estate equity Many dealers use an intermediate holding company structure as shown at left. In most cases, Ford Credit obtains guarantees at all levels of ownership Secondary collateral serves as a dealer's "skin in the game" and provides a strong motivation for dealers to repay their floorplan loans FLOORPLAN SECURITIZATION SECONDARY (NON-VEHICLE) COLLATERAL

Dealers incurred significant stress in 2008 and 2009 as a result of rapid fuel price increases, segment shifts and the global recession Despite these difficulties, the average Ford/Lincoln Mercury dealer was profitable in 2008 and in 2009 Historically, although new vehicle sales are a dealership's primary revenue source, they contribute less than 10% to profitability. Most dealers derive the majority of their profits from used vehicle sales, parts, service and body shop. These profit sources would likely continue in a stress scenario Dealers have significant "skin in the game" in the form of dealership equity, personal guarantees and real estate equity. This serves as a strong incentive for dealers to repay floorplan loans Ford Credit provides floorplan loans to some Ford dealers that also have competitor franchises, including those dealers where the automotive manufacturer has declared bankruptcy. In 2009, Ford Credit experienced no losses on floorplan loans to these dealers FLOORPLAN SECURITIZATION HISTORICAL DEALER PERFORMANCE INFORMATION

Vehicles recovered from defaulting dealers could be sold at auction There is a robust used vehicle market made up of 35 to 40 million vehicles in recent history with around 9-10 million vehicles sold annually at auction*. Ford dealer inventories at December 31, 2010 were 398,000 vehicles, representing a small fraction of vehicles auctioned each year In an extreme stress scenario, new vehicles would likely compete with used vehicles In Ford's experience, a one-year-old daily rental, used vehicle with 15,000 miles, brings on average 68% of invoice price at auction FLOORPLAN SECURITIZATION VEHICLE RECOVERY VALUES * Source: Manheim Consulting

Structure - Series 2010-5 Class A Notes 25% subordination, composed of subordinate notes and overcollateralization (as a percent of receivables) 1% cash reserve account (percent of all notes) Multiple amortization triggers combined with fast-turning assets provide for repayment of notes at the onset of adverse events Enhancement increases upon breach of the 25% three-month average monthly payment rate trigger Strong Servicing and Risk Management Continuous monitoring and early detection to minimize losses Proprietary risk rating model Leverage access to dealer information through relationship with manufacturer Aligned sales, production and inventory objectives between Ford and Ford Credit Ford Credit has a comprehensive plan to service the Trust assets in a severe stress scenario. As further investor protection, Wells Fargo Bank, N.A. is backup servicer of the Trust Consistent Performance One year average of monthly payment rates is 46.1% Annualized portfolio losses less than 7 basis points and Trust losses were 0 basis points over the last 5 years FLOORPLAN SECURITIZATION SUMMARY

FLOORPLAN SECURITIZATION FLOORPLAN PORTFOLIO PERFORMANCE (1) Average principal balance is the average of the daily principal balances for the period indicated Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. Recoveries include amounts received from any related security in addition to the underlying vehicles Liquidations represent monthly cash payments and charge-offs that reduce the principal balance of a receivable. The trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of Ford Credit choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status However, Ford Credit is not required to do so, and there can be no assurance that it will continue to do so in the future Ford Credit Portfolio Trust Loss Experience of Ford Credit's U.S. Dealer Floorplan Portfolio Historical Floorplan Losses Show the Positive Effect of Ford Credit's Processes and the Experience of Ford Credit's Personnel

SAFE HARBOR Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of Ford's 2009 10-K Report and Item 1A of Part I of Ford Credit's 2009 10-K Report as updated by Ford's and Ford Credit's subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Automotive Related: • Decline in industry sales volume, particularly in the United States or Europe, due to financial crisis, recession, geo-political events or other factors; • Decline in or failure to grow Ford's market share; • Lower-than-anticipated market acceptance of new or existing Ford products; • An increase in or acceleration of market shift beyond Ford's current planning assumptions from sales of trucks, medium- and large-sized utilities, or other more profitable vehicles, particularly in the United States; • Continued volatility of fuel prices or reduced availability of fuel; • Continued or increased price competition resulting from industry overcapacity, currency fluctuations or other factors; • Adverse effects from the bankruptcy, insolvency, or government-funded restructuring of, change in ownership or control of, or alliances entered into by a major competitor; • Economic distress of suppliers may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase Ford's costs, affect Ford's liquidity, or cause production constraints or disruptions; • Work stoppages at Ford or supplier facilities or other interruptions of production; • Single-source supply of components or materials; • Restriction on use of tax attributes from tax law "ownership change"; • The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns, reputational damage or increased warranty costs; • Increased safety, emissions, fuel economy or other regulation resulting in higher costs, cash expenditures and/or sales restrictions; • Unusual or significant litigation, governmental investigations or adverse publicity arising out of alleged defects in Ford products, perceived environmental impacts, or otherwise; • A change in Ford's requirements for parts or materials where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to the seller ("take-or-pay contracts"); • Adverse effects on Ford's results from a decrease in or cessation or clawback of government incentives related to capital investments; • Adverse effects on Ford's operations resulting from certain geo-political or other events; • Substantial levels of indebtedness adversely affecting Ford's financial condition or preventing Ford from fulfilling its debt obligations; Ford Credit Related: • A prolonged disruption of the debt and securitization markets; • Inability to access debt, securitization or derivative markets around the world at competitive rates or in sufficient amounts due to credit rating downgrades, market volatility, market disruption, regulatory requirements or other factors; • Higher-than-expected credit losses; • Adverse effects from the government-supported restructuring of, change in ownership or control of, or alliances entered into by a major competitor; • Increased competition from banks or other financial institutions seeking to increase their share of retail installment financing Ford vehicles; • Collection and servicing problems related to our finance receivables and net investment in operating leases; • Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles; • New or increased credit, consumer or data protection or other laws and regulations resulting in higher costs and/or additional financing restrictions; • The Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations promulgated pursuant to it, could impose significant costs on us and adversely affect our ability to fund or conduct our business; • Changes in Ford's operations or changes in Ford's marketing programs could result in a decline in our financing volumes; • Inability to obtain competitive funding; General: • Fluctuations in foreign currency exchange rates and interest rates; • Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; • Labor or other constraints on Ford's or our ability to maintain competitive cost structure; • Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford's or our liquidity or financial condition; and • Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns).